EXHIBIT 99.1

Hut 8 Signs Partnership with Foundry

Foundry selects Hut 8's data centre infrastructure for cloud services

TORONTO, Aug. 2, 2022 /CNW/ - Hut 8 Mining Corp. (NASDAQ: HUT) (TSX: HUT) ("Hut 8" or the "Company"), one of North America's largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure provider, has signed a partnership with Foundry Digital LLC ("Foundry"), a wholly-owned subsidiary of Digital Currency Group Inc. ("DCG") focused on digital asset infrastructure. The deal marks the first significant Blockchain-industry win for Hut 8's high performance computing business.

Hut 8 will support multiple lines of business for Foundry, initially at the company's Mississauga, Ontario data centre with plans to expand into the Kelowna, British Columbia data centre for infrastructure support across Canada. Foundry works with the North American digital currency mining and staking industry bringing institutional expertise, capital and market intelligence to help build decentralized infrastructure.

"We are delighted to welcome Foundry, who we've long supported through their digital asset mining pool, to our high performance computing data centre in Mississauga, Ontario," said Jaime Leverton, CEO of Hut 8. "Foundry is a leader in the digital asset industry, and we look forward to enabling their continued growth with cutting-edge infrastructure."

"Hut 8 has been a trusted partner of Foundry's since 2020," said Dan Magnuszewski, CTO of Foundry. "As Bitcoin industry veterans with expertise in data centre infrastructure, Hut 8 knows our industry intimately, which is why they were a natural fit when we sought infrastructure services."

About Foundry Digital LLC

A subsidiary of DCG, Foundry Digital LLC was created to meet the institutional demand for better capital access, efficiency, and transparency in the digital asset mining and staking industry. Headquartered in Rochester, NY, Foundry leverages its institutional expertise, capital, and market intelligence to empower participants within the crypto ecosystem by providing the tools they need to build tomorrow's decentralized infrastructure. For more information, please visit foundrydigital.com.

About Hut 8

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any crypto miner or publicly traded company globally. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements regarding: the Company's expected recurring revenue and growth rate from its high performance computing business; the Company's ability to successfully navigate the current market; and the scope of the services to be provided by Hut 8 to Foundry Digital at Hut 8's Mississauga data centre, including the proposed expansion of those services to the Kelowna data centre.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 17, 2022, and Hut 8's other continuous disclosure documents which are available on www.sedar.com.

These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8's future decisions and actions will depend on management's assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law

SOURCE Hut 8 Mining Corp

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%CIK: 0001731805

For further information: Contacts: Hut 8 Investor Relations: Sue Ennis, sue@hut8mining.com; Hut 8 Media Relations: Erin Dermer, erin.dermer@hut8mining.com

CO: Hut 8 Mining Corp

CNW 06:30e 02-AUG-22